Form 6-K




                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                  Pursuant to Rule 13 a - 16 or 15 d - 16 of

                       The Securities Exchange Act of 1934


                        Commission file number 0 - 017444


                                 Akzo Nobel N.V.


                (Translation of registrant's name into English)

                76, Velperweg, 6824 BM  Arnhem, the Netherlands

                   (Address of principal executive offices)

                                   SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.



                                 Akzo Nobel N.V.






Name     :  F.H. Hensel                   Name     :  J.J.M. Derckx
Title    :  Senior Vice President         Title    :  Director Corporate Control
            Finance



Dated    :  July 18, 2003

       REPORT FOR THE 2ND QUARTER OF 2003







Key Figures

----------------------------------------------------------------------------------
2nd quarter                  Millions of euros (EUR)     January-June
  2003     2002   Ch.%                                    2003       2002    Ch.%

   201      250    (20)      Net income*                   365        484     (25)
  0.70     0.87              - per share, in EUR          1.27       1.69

                             Sales
   888    1,025    (13)      - Pharma                    1,772      2,034     (13)
 1,429    1,496     (4)      - Coatings                  2,711      2,833      (4)
 1,115    1,154     (3)      - Chemicals                 2,270      2,330      (3)
   (33)     (33)             - Other                       (67)       (67)

 3,399    3,642     (7)      Total                       6,686      7,130      (6)

                            Operating income* (EBIT)
   146      195    (25)      - Pharma                      287        405     (29)
   142      161    (12)      - Coatings                    217        248     (12)
    74       86    (14)      - Chemicals                   166        188     (12)
   (34)     (30)             - Other                       (68)       (44)

   328      412    (20)      Total                         602        797     (24)

   9.6     11.3              Return on sales*, in %        9.0       11.2
   7.5      7.6              Interest coverage             7.3        7.4

                             Gearing                      1.37       1.46**

                             Number of employees        66,360     67,880**

----------------------------------------------------------------------------------


Earnings in line with expectations
- Second-quarter net income* down 20% - soft business conditions continued
- Pensions and currency impact of EUR 72 million on operating income
- Pharma - under continued pressure; cost savings contributing
- Coatings - solid overall performance
- Chemicals - robust performance in tough business climate
- Restructuring programs on schedule
- Divestment program with proceeds for first phase of EUR 500 million - initiated
- 4.25% EUR 750 million 2003/2011 bond - successfully placed
- Net borrowings - down EUR 0.1 billion
- Outlook unchanged - net income* significantly below 2002

*     Excluding nonrecurring items.
**    At December 31.

       REPORT FOR THE 2ND QUARTER OF 2003











The report for the 3rd quarter of 2003 will be published on October 17, 2003.

Note
The data in this report are unaudited.

Unless indicated otherwise, discussion in this report, such as on earnings developments, exclude nonrecurring items.

Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructurings and impairment charges, and significant gains and losses on the disposal of businesses, not meeting the requirements for extraordinary items. Operating income before nonrecurring items is one of the key figures management uses to assess the performance of the Company, as these figures better reflect the underlying trends in the results of the activities.

Autonomous sales growth is defined as the change in sales attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Safe Harbor Statement*
This report contains statements which address such key issues as Akzo Nobel's growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements, including but not limited to the "Outlook", should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to price fluctuations, currency fluctuations, developments in raw material and personnel costs, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more complete discussion of the risk factors affecting our business please refer to our 2002 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the Company's website www.akzonobel.com.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

       REPORT FOR THE 2ND QUARTER OF 2003






--------------------------------------------------------------------------------------------------------
C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   I N C O M E
2nd quarter             Millions of euros                                          January-June
  2003     2002  Ch.%                                                              2003     2002   Ch.%

 3,399    3,642    (7)  Sales                                                     6,686    7,130     (6)
(3,071)  (3,230)        Operating costs                                          (6,084)  (6,333)

   328      412   (20)  Operating income* (EBIT)                                    602      797    (24)
   (44)     (54)        Financing charges                                           (82)    (107)

   284      358         Operating income* less financing charges                    520      690
   (89)    (111)        Taxes                                                      (157)    (214)

   195      247   (21)  Earnings* of consolidated companies, after taxes            363      476    (24)
    14       11         Earnings* from nonconsolidated companies                     20       24

   209      258         Earnings* before minority interest                          383      500
    (8)      (8)        Minority interest                                           (18)     (16)

   201      250   (20)  Net income excluding nonrecurring items                     365      484    (25)
   (21)                 Nonrecurring items, after taxes and minority interest       (46)

   180      250         Net income                                                  319      484

   9.6     11.3         Return on sales*, in %                                      9.0     11.2
   7.5      7.6         Interest coverage                                           7.3      7.4

                        Basic/diluted net income excl. nonrecurring items
  0.70     0.87         per share, in EUR                                          1.28     1.69
  0.63     0.87         Basic/diluted net income per share**, in EUR               1.12     1.69

   494      577   (14)  EBITDA                                                      931    1,131    (18)

   144      163         Capital expenditures                                        257      318
   154      155         Depreciation                                                306      314

--------------------------------------------------------------------------------------------------------

* Excluding nonrecurring items.
**Diluted per share amounts are equal to the basic per share amounts with the exception of diluted net income per share for the first half of 2003, which was EUR 1.11.

       REPORT FOR THE 2ND QUARTER OF 2003




Net income* down 20%
Net income excluding nonrecurring items in the second quarter decreased 20% to EUR 201 million. Net income* per share was EUR 0.70 (2002: EUR 0.87). Including net nonrecurring losses of EUR 21 million, second-quarter net income was EUR 180 million (2002: EUR 250 million).

For the first half of 2003, net income excluding nonrecurring items amounted to EUR 365 million, down 25% on 2002. Taking net nonrecurring losses of EUR 46 million into account, net income ended at EUR 319 million (2002:
EUR 484 million)

Earnings burdened by currencies, pensions, and Remeron(R); restructurings paying off

Second-quarter sales of EUR 3.4 billion were 7% lower than last year. Sales developed as follows:

------------------------------------------------------------------
                                         Currency   Acquisitions/
In %        Total    Volume   Price   translation     divestments
Pharma       (13)       (3)       1           (11)              -
Coatings      (4)        -        2            (8)              2
Chemicals     (3)        1       (1)           (8)              5

Akzo Nobel    (7)       (1)       1            (9)              2
------------------------------------------------------------------

Operating income declined 20%, due to weakening key currencies, higher pension charges, the drop in earnings at Organon, and weak business conditions. This impact was partially offset by the results of major cost-saving and restructuring programs implemented at all three groups. Further restructurings are in preparation. Earnings developed as follows:

----------------------------------------------------------------------------------------
                                        Change from 2nd quarter of 2002
                  Operating income*                                           Increased
Millions            for 2nd quarter           Operational      Currency         pension
of euros                    of 2003   Total   performance   translation         charges
Pharma                          146     (49)          (19)          (22)             (8)
Coatings                        142     (19)            5           (16)             (8)
Chemicals                        74     (12)           (2)           (2)             (8)
Other                           (34)     (4)            4             -              (8)

Akzo Nobel                      328     (84)          (12)          (40)            (32)
----------------------------------------------------------------------------------------

Currency translation effects were mainly caused by the weaker U.S. dollar, pound sterling, Brazilian real, and various Asian currencies.

Return on sales was 9.6%, against 11.3% in the second quarter of 2002.

*Excluding nonrecurring items.

       REPORT FOR THE 2ND QUARTER OF 2003




Financing charges decreased substantially as a result of lower short-term interest rates, reduced net borrowings and lower foreign currency exchange rates. Interest coverage in the second quarter was virtually unchanged at 7.5.

Earnings from nonconsolidated companies improved from EUR 11 million to EUR 14 million, mainly attributable to the Chemicals joint ventures Methanor, FCC Brazil, Eka Polymer Latex, and Flexsys.

Nonrecurring items
In the second quarter of 2003 the Company registered net nonrecurring losses of EUR 21 million. The total net nonrecurring charges for the first half year aggregate EUR 46 million and break down as follows:

-------------------------------------------------
Millions of                      Minority
euros            Gross   Taxes   interest   Net
Pharma             (22)      8              (14)
Coatings            (4)      3         (9)  (10)
Chemicals          (35)     13              (22)

Akzo Nobel         (61)     24         (9)  (46)
-------------------------------------------------

Pharma's nonrecurring losses concern workforce reductions mainly at Organon in various countries all over the world. At Coatings, a catch-up adjustment was recognized in respect of a joint venture in Asia. Chemicals' charges relate to several restructurings at Surface Chemistry and Resins.

Workforce - strong reduction due to restructurings and divestment of underperforming activities At June 30, 2003, the Company had 66,360 employees, compared with 67,880 at year-end 2002. Restructurings at all three groups and divestment of underperforming activities caused a decrease of 2,230, while growth of certain businesses, seasonal influences, and acquisitions expanded the workforce by 710.

Outlook unchanged - net income* significantly below 2002 Our outlook for 2003 remains unchanged. We expect that net income for 2003, excluding nonrecurring items, will be significantly below the level of 2002.







* Excluding nonrecurring items.

       REPORT FOR THE 2ND QUARTER OF 2003




Pharma - under continued pressure; cost savings contributing

----------------------------------------------------------------------------------------
2nd quarter                  Millions of euros              January-June
 2003      2002    Ch. %                                     2003         2002    Ch. %
                             Sales
  576       672              Organon                        1,140        1,320
  243       278              Intervet                         496          553
  126       123              Diosynth                         231          249
  (57)      (48)             Intragroup sales/other           (95)         (88)

  888     1,025      (13)    Total                          1,772        2,034      (13)

  146       195      (25)    Operating income* (EBIT)         287          405      (29)
 16.4      19.0              Return on sales*, in %          16.2         19.9

 16.5      14.6              R&D expenses as % of sales      16.4         14.4

  188       238      (21)    EBITDA                           372          491      (24)

   59        77              Capital expenditures             110          145

                             Invested capital               2,560        2,475**

                             Number of employees           21,380       21,820**
----------------------------------------------------------------------------------------

*  Excluding nonrecurring items.
** At December 31.


- Organon:
  - Remeron(R) - rapidly declining in U.S.; rest of world still growing
  - NuvaRing(R)- gathering momentum
  - Arixtra(R)- FDA approval for supplemental application
  - cost-saving programs progressing well - workforce reduction of 440
- Intervet - decline in U.S. almost offset by better performance in rest of the world
- Diosynth - strong performance

       REPORT FOR THE 2ND QUARTER OF 2003




Pharma second-quarter sales decreased 13% to EUR 0.9 billion, while operating income declined 25% to EUR 146 million. Return on sales was 16.4% (2002: 19.0%). Pharma's earnings were especially affected by weaker key currencies, higher pension charges, and generic competition in the United States for Remeron(R) and contraceptives. In order to realign cost levels to lower sales volumes, cost-saving measures are actively implemented, especially at Organon, but also at Intervet and Diosynth. The workforce was reduced by 440 in the first half of 2003 and the first benefits of the restructurings were registered in this quarter. R&D expenses were virtually unchanged at EUR 147 million, which is 16.5% of sales (2002: 14.6%).

The main products in Organon (Human Healthcare) developed as follows:

---------------------------------------------------------------------------------------
              Sales        Millions of euros or %
2nd quarter   Autonomous                                   January-June      Autonomous
       2003    growth, %                                           2003       growth, %
         58          (32)  Remeron(R) in U.S.                       136             (21)
         77           24   Remeron(R) in rest of world              148              24
        129            5   Contraceptives                           247               3
         84            -   Puregon(R)                               170              (3)
         51           (1)  Livial(R)                                 98               1
---------------------------------------------------------------------------------------

The antidepressant Remeron(R) encounters severe generic competition in the United States, while Remeron SolTab(TM) is still holding up. In the rest of the world, Remeron autonomous sales growth was 24%.

Sales for NuvaRing(R) (contraceptive ring) are gathering momentum. Second-quarter sales amounted to EUR 9 million.

The introduction of the antithrombotic Arixtra(R) is progressing slowly with sales of EUR 2 million in the second quarter of 2003. In June 2003, the FDA approved a supplemental new drug application of Arixtra for "Prophylaxis of deep venous thrombosis, which may lead to pulmonary embolism in patients undergoing hip fracture surgery, including extended prophylaxis", allowing treatment of patients with this risk for an additional 24 days.

The FDA has requested additional data for Follistim(R)-AQ Cartridge, which at present is already successfully marketed as Puregon Pen(TM) in Europe.

Intervet (Animal Healthcare) was impacted by weak business conditions in the United States, which was almost offset by a generally improved performance in the rest of the world.

Diosynth had a strong second quarter. This business unit signed a multi-year contract with Pfizer Inc. to supply Pfizer with the active pharmaceutical ingredient for the commercial production of their growth hormone disorder drug Somavert(R).

       REPORT FOR THE 2ND QUARTER OF 2003




Coatings - solid overall performance

------------------------------------------------------------------------------------
2nd quarter               Millions of euros           January-June
  2003    2002*  Ch. %                                    2003       2002*     Ch. %

                          Sales
   534     549            Decorative Coatings              952         977
   334     340            Industrial activities            657         654
   228     246            Car Refinishes                   446         481
   214     217            Marine & Protective Coatings     418         428
   129     143            Industrial Products              263         280
   (10)      1            Intragroup sales/other           (25)         13

 1,429   1,496       (4)  Total                          2,711       2,833       (4)

   142     161      (12)  Operating income**(EBIT)         217         248      (12)
   9.9    10.8            Return on sales**, in %          8.0         8.8

   180     201      (10)  EBITDA                           295         329      (10)

    27      25            Capital expenditures              50          50

                          Invested capital               2,426       2,264***

                          Number of employees           29,140      29,790***
------------------------------------------------------------------------------------


* 2002 sales figures per business unit have been adjusted for a slight regrouping of activities.
** Excluding nonrecurring items.
***At December 31.


- Autonomous growth 2% - negative currency effect 8%
- Operating income excluding impact of currencies and pensions - up
  EUR 5 million
- Marine & Protective Coatings - excellent performance maintained
- Powder Coatings - improving further
- Decorative Coatings - impacted by weak economic conditions in Europe
- Industrial activities - mixed performance
- Impregnated Papers - divested
- Cost-saving programs on schedule
- Major restructuring at Transportation Coatings

       REPORT FOR THE 2ND QUARTER OF 2003




In the second quarter, Coatings sales decreased 4% to EUR 1.4 billion. Under generally weak business conditions, Coatings still achieved autonomous sales growth of 2%, due to price increases. The negative currency impact was 8%, while acquisitions and divestments, on balance, added 2%.

Operating income went down 12% to EUR 142 million. Return on sales was 9.9% (2002: 10.8%). The contributions from cost savings were more than offset by the negative impact of weaker key currencies and higher pension charges. Raw material prices showed an upward trend. Excluding the impact of currencies and pension charges, operating income grew EUR 5 million.

The restructuring programs are progressing according to schedule. These restructurings as well as the divestment of underperforming units resulted in a workforce reduction of 1,290 in the first half of 2003. In growth areas, like Eastern Europe and Asia, and due to seasonal influences and acquisitions the workforce expanded by 640. A major restructuring of the Transportation Coatings will be implemented, affecting 275 jobs at various sites in Europe.

Marine & Protective Coatings sustained its excellent performance, while Powder Coatings improved further, reaping the benefits of restructuring programs and the acquisition of Ferro's powder activities. The performance of Decorative Coatings was under pressure from the weak business conditions in Europe. The industrial activities held up well despite soft economic conditions.

Capital expenditures of EUR 27 million were virtually at the previous year's level.

Effective June 30, 2003, the Company divested its Impregnated Papers business for a consideration of EUR 112 million, as from a strategic perspective this activity no longer fitted within the Coatings portfolio. The consideration approximates the book value of the activities divested.

The Company has launched a new business, called Nobilas, which manages the repair cycle of a car from the moment it is damaged until such time that it is ready to be returned to the owner. Nobilas has the ambition to become a leading provider of effective solutions in all areas of accident management services.

In addition, in June 2003, Akzo Nobel has introduced a unique, easy-to-apply waterborne clearcoat for the vehicle body refinish market. Sikkens Autoclear(R) WB is the world's first waterborne refinish clearcoat, which dries in just
35 minutes. It enables Car Refinishes customers to increase efficiency and productivity and reduce costs. This product completes the Sikkens waterborne refinish system - comprising primer, filler, basecoat and clearcoat.

       REPORT FOR THE 2ND QUARTER OF 2003




Chemicals - robust performance in tough business climate

------------------------------------------------------------------------------------
2nd quarter              Millions of euros            January-June
  2003    2002*  Ch. %                                    2003       2002*     Ch. %
                         Sales
   217     240           Pulp & Paper Chemicals            467         491
   212     211           Surface Chemistry                 416         404
   202     216           Functional Chemicals              410         428
   143     118           Base Chemicals                    277         225
   122     147           Polymer Chemicals                 252         299
   100     109           Resins                            199         211
    88      87           Catalysts                         179         194
    65      65           Salt                              142         135
    43      39           Energy                             86          78
   (77)    (78)          Intragroup sales/other           (158)       (135)

 1,115   1,154     (3)   Total                           2,270       2,330       (3)

    74      86    (14)   Operating income** (EBIT)         166         188      (12)
   6.6     7.5           Return on sales**, in %           7.3         8.1

   157     167     (6)   EBITDA                            327         350       (7)

    55      57           Capital expenditures               91         117

                         Invested capital                2,747       2,850***

                         Number of employees            14,670      15,050***
------------------------------------------------------------------------------------

* 2002 sales figures per business unit have been adjusted for a slight regrouping of activities.
**  Excluding nonrecurring items.
*** At December 31.

- Volumes and prices successfully protected in a no-growth environment
- Negative currency effect on sales of 8%
- Operating income excluding impact currencies and pensions - only marginally down due to cost savings
- Catalysts, Base Chemicals, and Salt - strong performance
- Pulp & Paper Chemicals - benefiting from cost savings
- Surface Chemistry, Functional Chemicals, and Polymer Chemicals - earnings still under pressure
- Restructuring Surface Chemistry - announced
- Divestment program with EUR 500 million proceeds - preparations progressing well

       REPORT FOR THE 2ND QUARTER OF 2003




Chemicals' second-quarter sales of EUR 1.1 billion were 3% lower than last year. Despite the soft business conditions volumes and prices where virtually unchanged from last year. Currency translation had a negative effect of 8%, while acquisitions, mainly Crompton's Industrial Specialties and ECI Elektro-Chemie, added 5%.

Operating income was down 14% to EUR 74 million. Return on sales was 6.6% (2002: 7.5%). The contributions from cost savings were more than offset by the negative effects of weaker key currencies, increased pension charges, and somewhat higher raw material and energy prices.

The major cost-saving programs are progressing well and resulted in a workforce decrease of 450 in the first half of 2003. During the second quarter, a restructuring of Surface Chemistry activities in the United States and Europe was started, which will affect 200 jobs. Since July 1, 2003, production at the Salt site at Stade, Germany, has been terminated and closure of the site is in progress.

Catalysts achieved strong volume growth. Salt turned in a better performance, while Base Chemicals benefited from the acquisition of ECI Elektro-Chemie. Pulp & Paper Chemicals did better as a result of cost-saving measures. Surface Chemistry, Functional Chemicals, and Polymer Chemicals continued to suffer from weak market conditions.

Capital expenditures were EUR 55 million, which is 71% of depreciation.

In May 2003, the Company announced a divestment program, mainly in Chemicals, which should generate proceeds of EUR 500 million. Further announcements are to be expected in the fall of 2003.

       REPORT FOR THE 2ND QUARTER OF 2003



--------------------------------------------------------------------------------------------
C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   C A S H   F L O W S
Millions of euros                                                      January-June
                                                              2003             2002

                         Earnings before minority interest     346              500
                             Depreciation and amortization     329              334

                                                 Cash flow     675              834

                                Changes in working capital    (325)            (265)
             Changes in provisions and deferred tax assets     118               (5)
                 Retained income nonconsolidated companies     (16)              23
                                               Other items       -                2

                           Net cash provided by operations              452             589

                                      Capital expenditures    (257)            (318)
                                              Acquisitions     (89)            (136)
                                 Proceeds from divestments      40               66
                      Repayments nonconsolidated companies      84                2
                                             Other changes      (1)              (7)

                    Net cash used for investing activities             (223)           (393)
                                            Dividends paid             (268)           (268)

                                             Funds balance              (39)            (72)

                Net cash generated by financing activities              624              90
               Effect of exchange rate changes on cash and
                                          cash equivalents              (13)            (29)

                       Change in cash and cash equivalents              572             (11)
--------------------------------------------------------------------------------------------

       REPORT FOR THE 2ND QUARTER OF 2003




Funds balance slightly better than last year
The funds balance in the first half of 2003 was an outflow of EUR 39 million, slightly better than the EUR 72 million in the previous year.

Better control over investment and acquisition spending more than offset the decline in cash flow from operations, which was primarily due to the Company's lower earnings.

As a result of the Company's focus on cash, capital expenditures were reduced to EUR 257 million (2002: EUR 318 million), which is 84% of depreciation.

Acquisition expenditures mainly related to payments in the first quarter for CIRS and the final settlement for the acquisitions in 2002 of ECI Elektro-Chemie and Crompton's Industrial Specialties.

Proceeds from divestments were generated through the sale of idle office buildings and several relatively small activities. The proceeds from the divestment of Impregnated Paper were received in the beginning of July, 2003.

Net cash generated by financing activities predominantly concerned the receipt of the proceeds of the EUR 750 million bond, placed in June 2003, partially offset by the redemption of short-term borrowings.

       REPORT FOR THE 2ND QUARTER OF 2003




------------------------------------------------------------------------------------
C O N D E N S E D   C O N S O L I D A T E D   B A L A N C E   S H E E T
Millions of euros                                 June 30, 2003    December 31, 2002

                              Intangible assets*            632                  629
                   Property, plant and equipment          4,141                4,402
                             Deferred tax assets            343                  405
Deferred tax asset for minimum pension liability            478                  503
               Other financial noncurrent assets          1,148                1,309

                                     Inventories          2,245                2,206
                                     Receivables          3,152                2,815
                       Cash and cash equivalents          1,092                  520

                                           Total         13,231               12,789

                            Capital and reserves          3,233                3,216
                       Minimum pension liability         (1,061)              (1,118)

            Akzo Nobel N.V. shareholders' equity          2,172                2,098
                               Minority interest            145                  137

                                          Equity          2,317                2,235

                                      Provisions          2,570                2,574
                       Minimum pension liability          1,712                1,794
                            Long-term borrowings          3,436                2,797
                           Short-term borrowings            825                  979
                             Current liabilities          2,371                2,410

                                           Total         13,231               12,789

                                         Gearing           1.37                 1.46

          Shareholders' equity per share, in EUR           7.60                 7.34
       Number of shares outstanding, in millions          285.7                285.7
------------------------------------------------------------------------------------

* Intangible assets include capitalized prior service costs related to the minimum pension liability of EUR 173 million.

       REPORT FOR THE 2ND QUARTER OF 2003




----------------------------------------------------------------------------------------------
C H A N G E S   I N   E Q U I T Y
                                    Capital     Minimum       Share-
                                        and     pension      holders'    Minority
Millions of euros                  reserves   liability       equity     interest       Equity
 Situation at December 31, 2002       3,216      (1,118)       2,098          137        2,235
                         Income         319                      319           27          346
                      Dividends        (257)                    (257)         (11)        (268)
      Changes in exchange rates         (45)         57           12           (4)           8
   Changes in minority interest
                in subsidiaries                                                (4)          (4)

     Situation at June 30, 2003       3,233      (1,061)       2,172          145        2,317
-----------------------------------------------------------------------------------------------

Balance sheet - net borrowings down by EUR 0.1 billion
Invested capital at June 30, 2003 amounted to EUR 9.4 billion, EUR 0.1 billion higher than at December 31, 2002. The decrease caused by currency translation did not fully offset the seasonal increase of working capital.

Equity increased EUR 0.1 billion, while net interest-bearing borrowings were reduced by EUR 0.1 billion. As a result, gearing improved to 1.38 (December 31, 2002: 1.46). It is the Company's ambition to reduce net borrowings in 2003 by at least EUR 250 million. In order to create financial room to maneuver, the Company announced in May 2003 that it intends to implement a divestment program mainly at Chemicals, which should generate proceeds of EUR 500 million in its first phase.

In June 2003, the Company successfully placed a EUR 750 million bond, due in 2011 and with a coupon of 4.25%. As a consequence of the receipt of the proceeds from this bond, the cash and cash equivalents balance temporarily increased to EUR 1.1 billion. This cash balance will decrease over the course of the second half of 2003 through redemption of long-term and short-term borrowings.


Arnhem, July 18, 2003                    The Board of Management









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


       REPORT FOR THE 2ND QUARTER OF 2003










































Additional Information                           Akzo Nobel N.V.
The explanatory sheets used by the CFO           Velperweg 76
during the press conference can be viewed        P.O. Box 9300
on Akzo Nobel's Internet site at:                6800 SB Arnhem
www.akzonobel.com/news/presentations.asp         The Netherlands
                                              Tel.       + 31 26 366 4433
                                              Fax        + 31 26 366 3250
                                              E-mail     ACC@akzonobel.com
                                              Internet   www.akzonobel.com
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